The Bank of New York Mellon / SBSD

CIK 0001878049


This Form SBSE-A/A filing is being made in order to:

- Add a new Principal – Charles F. Lowrey, NFA 0576977

NOTE:  A current Form 7R is attached.


Thank you.  Rosemary Francavilla  212-815-4596